Industry Canada
Industrie Canada
Certificate of Amendment
Certificat
de modification
Canada Business Corporations Act
Loi canadienne sur les sociétés par actions
BROOKFIELD PROPERTIES CORPORATION 074605-3 —— — Name of corporation-Dénomination de la société Corporation number-Numéro de la société
I hereby certify that the articles of the Je certifie que les statuts de la société above-named corporation were amended: susmentionnée ont été modifiés:
a) under section 13 of the Canada ☐ a) en vertu de l’article 13 de la Loi Business Corporations Act in canadienne sur les sociétés par accordance with the attached notice; actions, conformément à l’avis ci-joint; b) under section 27 of the Canada ☐ b) en vertu de l’article 27 de la Loi Business Corporations Act as set out in canadienne sur les sociétés par the attached articles of amendment actions, tel qu’il est indiqué dans les designating a series of shares; clauses modificatrices ci-jointes désignant une série d’actions; c) under section 179 of the Canada ☑ c) en vertu de l’article 179 de la Loi Business Corporations Act as set out in canadienne sur les sociétés par the attached articles of amendment; actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes; d) under section 191 of the Canada ☐ d) en vertu de l’article 191 de la Loi Business Corporations Act as set out in canadienne sur les sociétés par the attached articles of reorganization; actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;
April 24, 2008 / le 24 avril 2008
Richard G. Shaw Date of Amendment — Date de modification Director — Directeur

Industry Canada Industrie Canada
Canada Business Loi canadienne sur les Corporations Act sociétés par actions
ELECTRONIC TRANSACTION RAPPORT DE LA TRANSACTION REPORT ÉLECTRONIQUE
ARTICLES OF AMENDMENT CLAUSES MODIFICATRICES
(SECTIONS 27 OR 177) (ARTICLES 27 OU 177)
Processing Type — Mode de traitement: E-Commerce/Commerce-É
1. Name of Corporation — Denomination de la société
BROOKFIELD PROPERTIES CORPORATION
2. Corporation No. — N° de la société 074605-3
3. The articles of the above-named corporation are amended as follows:
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:
The Articles of the Corporation are amended to decrease the number of directors from 13 to 12.
Date Name — Nom Signature Capacity of — en qualité
2008-04-24 BRETT M. FOX AUTHORIZED OFFICER
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